FILER:

      COMPANY DATA:
         COMPANY CONFORMED NAME:          ALLIANT ENERGY CORPORATE SERVICES, INC
         CENTRAL INDEX KEY:
         STANDARD INDUSTRIAL CLASSIFICATION:
         IRS NUMBER:
         STATE OF INCORPORATION:
         FISCAL YEAR END:

      FILING VALUES:
         FORM TYPE:                       U-6B-2
         SEC ACT:
         SEC FILE NUMBER:
         FILM NUMBER:

      BUSINESS ADDRESS:
         STREET 1:                        222 WEST WASHINGTON AVENUE
         CITY:                            MADISON
         STATE:                           WI
         ZIP:                             53703
         BUSINESS PHONE:                  608-252-3311

      MAIL ADDRESS:
            STREET 1:                     P.O. BOX 192
            CITY:                         MADISON
            STATE:                        WI
            ZIP:                          53701-0192



                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington D. C. 20549

                                        FORM U-6B-2

                                Certificate of Notification

                          ALLIANT ENERGY CORPORATE SERVICES, INC.
                    (Formerly known as "Alliant Services Company, Inc.")

     This  certificate  is filed by  Alliant  Energy  Corporate  Services,  Inc.
("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy Field Services, Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant
Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Heartland Energy Group, Heartland Properties, Inc. ("HPI"), Heartland Energy Services, Inc. ("HES"), IEA Delaware, IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from October 1, 2000 through December 31, 2000, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.      Issue, renewal or guaranty - New Issues

3.      Principal amount - See Schedule 1

4.      Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From October 1, 2000 through December 31, 2000

6.      If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - various ranging from 1 day to 108 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.      Collateral given with each security:  None

10.     Consideration received for each security:  See Schedule 1

11.     Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
        a. the  provisions  contained in the first sentence of 6(b), :
        b. the  provisions  contained  in the fourth  sentence of 6(b),:
        c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.     Not Applicable

14.     Not Applicable

15      Exempt from provisions of 6(a) under Rule 52.


                                    ALLIANT ENERGY CORPORATE SERVICES, INC.
Date: February 8, 2001            By:-------------------------------------------

                                           Edward M. Gleason, VP - Treasurer





                                        Form U-6B-2
                                         Schedule 1

                          ALLIANT ENERGY CORPORATE SERVICES, INC.

                   PERIOD FROM OCTOBER 1, 2000 THROUGH DECEMBER 31, 2000

     1. During the period from October 1, 2000 through December 31, 2000, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                    October        November       December        Quarter
 Beginning Balance  $ 190,500,000  $ 202,000,000  $ 210,000,000   $ 190,500,000
 CP Issued          $ 100,000,000  $ 137,000,000  $ 319,000,000   $ 556,000,000
 CP Matured         $  88,500,000  $ 129,000,000  $ 208,500,000   $ 426,000,000
 Ending Balance     $ 202,000,000  $ 210,000,000  $ 320,500,000   $ 320,500,000

2.    The weighted average interest rate for the period was as follows:

              October     6.314%
              November    6.534%
              December    6.342%
              Quarter     6.397%

     3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                               Beginning        Borrowing/       Ending
Participant          Month      Balance        (Repayment)       Balance
---------------------------------------------------------------------------

Alliant Energy      October         3,479.13          (744.04)        4,223.17
Field Services      November        4,223.17           225.90         3,997.27
                    December        3,997.27           306.55         3,690.72

Alliant Energy      October     7,420,177.75       (43,284.37)    7,463,462.12
Industrial Services November    7,463,462.12    (5,468,835.84)   12,932,297.96
                    December   12,932,297.96      (383,853.66)   13,316,151.62

Alliant Energy      October   199,726,823.37    (3,621,522.91)  203,348,346.28
International, Inc. November  203,348,346.28    (1,055,787.95)  204,404,134.23
                    December  204,404,134.23    (3,367,739.66)  207,771,873.89

Alliant Energy      October      (706,631.34)        4,259.42      (710,890.76)
Investco, Inc.      November     (710,890.76)     (710,890.76)            0.00
                    December            0.00             0.00             0.00

Alliant Energy      October    34,099,216.85      (606,810.29)   34,706,027.14
Investments, Inc.   November   34,706,027.14      (112,685.16)   34,818,712.30
                    December   34,818,712.30    (2,780,855.80)   37,599,568.10

Alliant Energy      October     9,291,919.47       (53,124.03)    9,345,043.50
Transportation,     November    9,345,043.50       (76,095.20)    9,421,138.70
Inc.                December    9,421,138.70     5,179,087.48     4,242,051.22


Capital Square      October    (5,187,274.65)      263,419.13    (5,450,693.78)
Financial Corp.     November   (5,450,693.78)     (447,446.01)   (5,003,247.77)
                    December   (5,003,247.77)      146,491.61    (5,149,739.38)

Cedar Rapids &      October    (1,159,233.05)      649,950.70    (1,809,183.75)
Iowa City Railway   November   (1,809,183.75)      601,585.26    (2,410,769.01)
                    December   (2,410,769.01)   (2,410,769.01)            0.00

Heartland Energy    October    (1,374,582.39)   (1,988,930.06)      614,347.67
Group               November      614,347.67      (956,716.70)    1,571,064.37
                    December    1,571,064.37    (2,212,144.30)    3,783,208.67

Heartland           October     7,724,798.46      (114,187.41)    7,838,985.87
Properties, Inc.    November    7,838,985.87     3,414,894.38     4,424,091.49
                    December    4,424,091.49    17,508,297.98   (13,084,206.49)

HES                 October     2,160,086.78       (20,587.11)    2,180,673.89
                    November    2,180,673.89       382,297.61     1,798,376.28
                    December    1,798,376.28        26,673.66     1,771,702.62

IEA Delaware        October    10,680,919.46       169,813.54    10,511,105.92
                    November   10,511,105.92       820,521.44     9,690,584.48
                    December    9,690,584.48       636,339.76     9,054,244.72

IEI Barge           October    (1,164,441.70)        5,698.63    (1,170,140.33)
Services, Inc.      November   (1,170,140.33)      184,836.83    (1,354,977.16)
                    December   (1,354,977.16)     (198,592.52)   (1,156,384.64)

Industrial Energy   October    37,162,021.29      (604,516.38)   37,766,537.67
Applications, Inc.  November   37,766,537.67      (581,218.36)   38,347,756.03
                    December   38,347,756.03       201,207.53    38,146,548.50

Iowa Land &         October     5,514,718.79      (327,239.25)    5,841,958.04
Building            November    5,841,958.04       413,765.03     5,428,193.01
Company             December    5,428,193.01       (27,224.49)    5,455,417.50


Prairie Ridge       October         1,148.52          (219.95)        1,368.47
Business Park, L.P. November        1,368.47           (75.34)        1,443.81
                    December        1,443.81          (126.75)        1,570.56

RMT, Inc.           October    (7,859,139.47)      397,958.11    (8,257,097.58)
                    November   (8,257,097.58)    1,641,112.26    (9,898,209.84)
                    December   (9,898,209.84)    2,441,093.02   (12,339,302.86)

Schedin &           October       702,269.49       (81,089.55)      783,359.04
Associates, Inc.    November      783,359.04        43,215.10       740,143.94
                    December      740,143.94      (116,650.38)      856,794.32

Transfer            October    (1,161,672.31)       25,858.26    (1,187,530.57)
Services, Inc.      November   (1,187,530.57)       35,231.10    (1,222,761.67)
                    December   (1,222,761.67)   (1,222,761.67)            0.00

Village             October     4,913,410.15       423,243.61     4,490,166.54
Lakeshares,         November    4,490,166.54       318,890.34     4,171,276.20
Inc.                December    4,171,276.20       102,533.36     4,068,742.84



Whiting Petroleum   October   105,853,855.68     1,960,921.34   103,892,934.34
Corporation         November  103,892,934.34     9,891,012.68    94,001,921.66
                    December   94,001,921.66   (41,340,522.15)  135,342,443.81

Williams Bulk       October     4,956,357.45      (104,595.88)    5,060,953.33
Transfer            November    5,060,953.33       (56,841.68)    5,117,795.01
                    December    5,117,795.01       179,727.01     4,938,068.00

     4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.


     5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipeline investments.

     b. Alliant Energy Industrial Services provides energy consulting, on-site generation, energy commodity and environmental engineering and construction management services.

     c. Alliant Energy International, Inc.(formerly "IES International Inc.") - Investments in foreign utilities.

     d. Alliant Energy Investco, Inc. (formerly "IES Investco Inc.") - Holding company for investments in merchant banking fund - legally dissolved in August 2000.

     e. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     f. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Alliant Energy Corporation.

     g. Alliant Energy Transportation, Inc.(formerly "IES Transportation Inc.")
        - Holding company for transportation related subsidiaries.

     h. Capital Square Financial Corp. - Financing services.

     i. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     j. Heartland Energy Group - Natural gas commodity and management services company.

     k. Heartland Properties, Inc. - Real estate management and community development.

     l. HES - Holding company with an ownership in ReGenCo LLC.

     m. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     n. IEI Barge Services Inc. - Barge terminal and hauling services.

     o. Industrial Energy Applications, Inc. - Commodities-based energy services.

     p. Iowa Land & Building Company - Real estate purchasing.

     q. Prairie Ridge Business Park, LP - Real estate holding company.

     r. RMT, Inc. - Environmental consulting and engineering.

     s. Schedin & Associates, Inc. - Energy consulting.

     t. Transfer Services, Inc. (formerly "IES Transfer Services Inc.") - Operates storage facilities.

     u. Village Lakeshares Inc. - Real estate and community development.

     v. Whiting Petroleum Corporation - Crude oil production.

     w. Williams Bulk Transfer - Bulk materials transloading & storage facility